Filed Pursuant to Rule 424(b)(2)
Registration No. 333-153916
PROSPECTUS SUPPLEMENT
(To Prospectus Supplement Dated February 25, 2009
and Prospectus Dated October 9, 2008)
$150,000,000
CenterPoint Energy, Inc.
Common Stock

     From the commencement of the offering through June 26, 2009, we sold 14,250,958 shares of our common stock, par value $0.01 per share, through our agent Citigroup Global Markets Inc., or Citi, under the continuous offering program equity distribution agreement, dated February 25, 2009, between us and Citi. The proceeds to us from the sales of the shares, net of commissions and before payment of other expenses, were $147,749,999.25. We paid Citi aggregate commissions of $2,249,999.99 with respect to the sale of the shares sold through it as agent pursuant to the equity distribution agreement.
     Our common stock is listed on the New York and Chicago Stock Exchanges and is traded under the symbol “CNP.” The last reported sale price of our common stock on the New York Stock Exchange on June 26, 2009 was $11.06 per share.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus supplement, dated February 25, 2009, and the prospectus, dated October 9, 2008.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citi
June 30, 2009